

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 14, 2006

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin 53201

> **Re:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Filed November 10, 2005**
> **Forms 10-Q for the Fiscal Quarter Ended November 30, 2005 and**
> **February 28, 2005**
> **File No. 1-10905**

Dear Mr. Lampereur:

We have reviewed your response letter dated May 19, 2006 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Note 13. Business Segment, Geographic and Customer Information, page 57</u>

1. We note your response to comment 2 in our letter dated April 18, 2006. We note that you have identified your CEO as your CODM. Please clarify how you arrived at this determination based on the principles in SFAS 131, given the following:
    *   The two segment managers allocate resources to each of the individual businesses within the two reportable segments presented in your current Form 10-K.
    *   The business leaders further allocate resources within their business to the product lines and departments within the individual business.
    *   80% of the two segment managers' incentive compensation is tied to the segment operating results.
    *   A portion of the business leaders incentive compensation is tied to their own business and a portion is tied to the segment operating results.
    *   Discrete financial information is available for each business below your reportable segments presented in your current Form 10-K, which is regularly reviewed by the business leaders and segment managers and which is used in quarterly meetings between the business leaders and segment managers.
    In addition, please include a chart depicting your internal organizational structure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief